Lincoln Educational Services Corporation
14 Sylvan Way, Ste A
Parsippany, New Jersey 07054

July 29, 2024

Via EDGAR SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance – Office of Trade and Services
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. James Giugliano
Mr. Adam Phippen

Re:	Lincoln Educational Services Corporation
Form 10-K for the Fiscal Year Ended December 31, 2023
Form 8-K filed May 6, 2024
File No. 000-51371

Dear Messrs. Giugliano and Phippen:

This letter is being submitted in response to comments contained in the email correspondence and letter dated July 18, 2024 from the Securities and Exchange Commission (the “Commission”) to Brian K. Meyers, the Executive Vice President and Chief Financial Officer and Treasurer of Lincoln Educational Services Corporation (the “Company”), regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed on March 5, 2024 (the “Form 10-K”) and the Company’s Current Report on Form 8-K filed on May 6, 2024 (the “Form 8-K”).

The comments and responses set forth below correlate to the numbering of the comments and the headings used in the email correspondence and letter dated July 18, 2024.

Form 8-K filed May 6, 2024

Exhibit 99.1 – Press Release issued by Lincoln Educational Services Corporation dated May 6, 2024

First Quarter 2024 Financial Highlights, page 1

Comment 1: We note you present the non-GAAP measure “adjusted EBITDA” within the bullet points for first quarter 2024 financial highlights. When presenting a non-GAAP measure, please also present the most directly comparable GAAP measure with equal or greater prominence. Refer to Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response 1:  The Company acknowledges the comment. In future filings and press releases in which non-GAAP financial measures are presented, the Company will present the most directly comparable GAAP financial measures, such as net income, with equal or greater prominence.

Reconciliation of Non-GAAP Financial Measures, page 6

Comment 2:  We note your Adjusted EBITDA and Adjusted Net Income non-GAAP measures include an adjustment of $450,000 which appears to represent the non-cash rent expense resulting from the “free rent” period at your Nashville, Tennessee property. This adjustment appears to have the effect of reversing some of the accounting effects of the sale and lease-back transaction. Please tell us whether you consider this adjustment an individually tailored accounting principle, and if so, please modify your future disclosure accordingly. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response 2:  The Company acknowledges the comment and we believe that our calculation of this adjustment does not comprise an individually tailored accounting principle as defined by the guidance.

As disclosed in our reports, during the second quarter of 2023, the Company entered into a sale-leaseback transaction related to the Nashville, Tennessee campus (“prior Nashville”) with the plan to relocate the operations to a new location (“new Nashville”).  As a condition of the sale-leaseback transaction, the Company entered into a lease agreement for a 15-month rent-free period to allow the Company to continue its operations during the buildout phase of the new Nashville location.

The Company determined the imputed value of the 15-month rent-free period to be approximately $2.3 million, which is amortized and recorded as rent expense in the amount of $150,000 per month.  As a result, on a quarterly basis the Company records $450,000 of rent expense, which represents the full amount of rent expense associated with the prior Nashville campus.

In addition, during the third quarter of 2023, the Company entered into a separate lease agreement for the new Nashville campus for which it also records rent expense.  As a result of the leases associated with prior and new Nashville locations, the Company has a temporary redundancy of rent expense.  The campus relocation created a unique set of circumstances, which are unusual in nature to the Company’s operations since it has not relocated or opened a new campus in over a decade.

Upon executing the sale-leaseback transaction in the second quarter of 2023, the Company recorded a gain of $30.9 million, including approximately $2.3 million of imputed value related to the rent-free period.  The total gain of $30.9 million was treated as an add-back in both the Adjusted EBITDA and Adjusted Net Income calculations.

We trust that the above responses are clear and helpful.  If you have any questions regarding the foregoing, kindly contact the undersigned at (973) 736-9340.  Thank you for your time and attention

Very truly yours,

/s/ Brian Meyers
Brian Meyers
Chief Financial Officer